UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Yingfeng Zhang

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Room 3606, 99 Queen’s Road, Central

Hong Kong

(852) 8208 5118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Names of reporting persons Yili Shengda Investment Holdings (Hong Kong) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	Representing 48,759,187 Class B Ordinary Shares (as defined below) held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company.
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (as defined below) (including Class A Ordinary Shares represented by ADSs (as defined below)) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.4% of total number of votes represented by the total Ordinary Shares (as defined below) outstanding as of April 3, 2015.

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Yilida Capital Investment Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) PN

(1)	Representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership.
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.4% of total number of votes represented by the total Ordinary Shares outstanding as of April 3, 2015.

CUSIP No. 81941U105

(1)	Names of reporting persons Shanghai Yingfeng Investment Management Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	Representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership, whose general partner is Shanghai Yingfeng Investment Management Company Limited, a PRC company.
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.4% of total number of votes represented by the total Ordinary Shares outstanding as of April 3, 2015.

CUSIP No. 81941U105

(1)	Names of reporting persons Yingfeng Zhang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 shares (1)
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 48,759,187 shares (1)
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0% (2)(3)
(14)	Type of reporting person (see instructions) IN

(1)	Representing 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company, which is directly wholly owned by Ningxia Yilida Capital Investment Limited Partnership, a PRC limited partnership, whose general partner is Shanghai Yingfeng Investment Management Company Limited, a PRC company, whose sole shareholder is Mr. Yingfeng Zhang, a PRC individual.
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited represent approximately 34.4% of total number of votes represented by the total Ordinary Shares outstanding as of April 3, 2015.

CUSIP No. 81941U105

(1)	Names of reporting persons Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on December 5, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on March 17, 2015 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company incorporated under the laws of Hong Kong (“Yili Shengda”), (b) Ningxia Yilida Capital Investment Limited Partnership, a limited partnership organized under the laws of the People’s Republic of China (“Ningxia Yilida”), (c) Shanghai Yingfeng Investment Management Company Limited, a company established under the laws of the People’s Republic of China (“Shanghai Yingfeng”), (d) Mr. Yingfeng Zhang and (e) Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Zhengjun Investment,” together with Yili Shengda, Ningxia Yilida, Shanghai Yingfeng and Mr. Yingfeng Zhang, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Yili Shengda’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is Room 3606, 99 Queen’s Road, Central, Hong Kong. Yili Shengda is directly wholly owned by Ningxia Yilida.

Ningxia Yilida’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is South Er Huan Road, Cashmere Industrial Park, Lingwu, Ningxia, the People’s Republic of China. Shanghai Yingfeng is the general partner of Ningxia Yilida.

Shanghai Yingfeng’s principal business is investment management. Its principal business address, which also serves as its principal office, is Room 2055, No. 5358 Huyi Road, Jiading District, Shangha, the People’s Republic of China. Mr. Yingfeng Zhang is the sole shareholder of Shanghai Yingfeng.

Mr. Yingfeng Zhang, a PRC citizen, is the sole director of Yili Shengda and Shanghai Yingfeng. Mr. Yingfeng Zhang is currently the acting chief executive officer of the Issuer.

Zhengjun Investment’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is South Er Huan Road, Cashmere Industrial Park, Lingwu, Ningxia, the People’s Republic of China. Shanghai Yingfeng is the general partner of Zhengjun Investment.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On November 25, 2014, Yili Shengda acquired in a privately negotiated transaction 48,759,187 Class B Ordinary Shares from Shanda SDG Investment Limited (“SDG”), pursuant to the SDG Class B Share Purchase Agreement (as defined below) for a purchase price of US$250 million. Yili Shengda obtained the funds used to acquire shares under the SDG Class B Share Purchase Agreement by a loan from Bank of China, Macau Branch. This loan has a term of 12 months starting from the disbursement of the loan proceeds on November 25, 2014, and bears an interest rate of LIBOR plus 2.25%, payable on a quarterly basis.

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.05, and in incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$7.10 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.55 in cash per Class A Ordinary Share, approximately US$467.2 million will be expended in acquiring approximately 131.6 million outstanding Class A Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of April 3, 2015) owned by shareholders of the Issuer other than the Consortium Members (as defined below) in connection with the Merger. Pursuant to the Zhongrong Legend Equity Commitment Letter (as defined below), the Ningxia Silkroad Equity Commitment Letter (as defined below) and the Zhengjun Investment Equity Commitment Letter (as defined below), the Merger will be financed with cash contributions in Parent from each of Zhongrong Legend (as defined below), Ningxia Silkroad (as defined below) and Zhengjun Investment or their affiliates.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On November 25, 2014, SDG, Yili Shengda, Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), and Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, an affiliate of Ningxia (“Zhongrong Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Yili Shengda and Zhongrong Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing had been transferred to Yili Shengda and Zhongrong Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida and Ningxia (together with Ningxia Yilida, the “2014 Consortium,” and each member in the 2014 Consortium, a “2014 Consortium Member”) entered into a consortium agreement (the “2014 Consortium Agreement”). Under the 2014 Consortium Agreement, the 2014 Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “2014 Transaction”), (ii) to deal exclusively with each other with respect to the 2014 Transaction until the earlier of (x) February 6, 2015, and (y) termination of the 2014 Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the 2014 Transaction. The 2014 Consortium Members intended to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A Ordinary Share. Pursuant to its terms, the 2014 Consortium Agreement terminated automatically on February 6, 2015 upon the expiration of the exclusivity period.

On March 16, 2015, Ningxia Yilida, Ningxia, Orient Hongtai (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Hongtai HK”), Orient Hongzhi (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and an affiliate of Hongtai HK (“Hongzhi HK”), and Hao Ding International Limited, a British Virgin Islands company (“Hao Ding”, together with Ningxia Yilida, Ningxia, Hongtai HK and Hongzhi HK, the “Consortium,” and each member of the Consortium, a “Consortium Member”), entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) April 30, 2015, and (y) termination of the Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On April 3, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Capitalhold Limited, a Cayman Islands company (“Parent”) and Capitalcorp Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.55 per Ordinary Share or US$7.10 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Ordinary Shares held by each of Yili Shengda, Zhongrong Shengda, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a Hong Kong company and a wholly-owned subsidiary of Ningxia, Hongtai HK, Hongzhi HK, and Hao Ding (such shareholders, the “Rollover Shareholders,” and such Ordinary Shares, the “Rollover Shares”), and any Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement (the “Support Agreement”) with Parent, pursuant to which the Rollover Shareholders agreed, among other things, that (i) each of them will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and (ii) the Rollover Shares will be cancelled without payment of any consideration or distribution therefor at the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, each of Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership) (“Zhongrong Legend”), a PRC limited partnership and an affiliate of Ningxia, Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), a PRC limited partnership and an affiliate of Ningxia, and Zhengjun Investment entered into an adherence agreement (individually, the “Zhongrong Legend Adherence Agreement,” the “Ningxia Silkroad Adherence Agreement,” and the “Zhengjun Investment Adherence Agreement”) with the existing Consortium Members, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment became a party to the Consortium Agreement and joined the Consortium.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into an equity commitment letter (individually, the “Zhongrong Legend Equity Commitment Letter,” the “Ningxia Silkroad Commitment Letter,” and the “Zhengjun Investment Commitment Letter”) with Parent, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment undertook to fund the transactions contemplated under the Merger Agreement through cash contributions in Parent from each of them or their affiliates.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into a limited guarantee (individually, the “Zhongrong Legend Limited Guarantee,” the “Ningxia Silkroad Limited Guarantee,” and the “Zhengjun Investment Limited Guarantee”) in favor of the Issuer with respect to, among other things, a portion of the payment obligations of Parent and Merger Sub corresponding to the cash contributions committed by each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment as set out in their respective equity commitment letters.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the Merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Merger will be consummated.

Descriptions of the SDG Class B Share Purchase Agreement, the 2014 Consortium Agreement and the Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and the Zhengjun Investment Limited Guarantee in this Statement are qualified in their entirety by reference to such above-mentioned agreements, copies of which are filed as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14 and 7.15 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 443,179,215 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of April 3, 2015. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Yili Shengda is the record holder 48,759,187 Class B Ordinary Shares, representing 50.0% of the Class B Ordinary Shares outstanding as of April 3, 2015, or approximately 9.0% of the total Ordinary Shares outstanding as of April 3, 2015, or approximately 34.4% of total number of votes represented by the total Ordinary Shares outstanding as of April 3, 2015. Mr. Yingfeng Zhang has the sole power to direct the vote and the disposition of the Class B Ordinary Shares that may be deemed to be owned beneficially by each of the Reporting Persons.

In addition, pursuant to Section 13(d)(3) of the Act, Ningxia, Zhongrong Legend, Ningxia Silkroad, Hongtai HK, Hongzhi HK, Hao Ding and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group.” As of the date hereof, Ningxia, Zhongrong Legend, Ningxia Silkroad, Hongtai HK, Hongzhi HK and Hao Ding collectively own 48,759,187 Class B Ordinary Shares and 311,568,626 Class A Ordinary Shares, collectively representing approximately 66.6% of the total Ordinary Shares outstanding as of April 3, 2015, or approximately 56.3% of total number of votes represented by the total Ordinary Shares outstanding as of April 3, 2015. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Ningxia, Zhongrong Legend, Ningxia Silkroad, Hongtai HK, Hongzhi HK or Hao Ding for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Descriptions of the SDG Class B Share Purchase Agreement, the 2014 Consortium Agreement, the Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and the Zhengjun Investment Limited Guarantee under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by amending Exhibit 7.01 and adding Exhibits 7.05 through 7.15 to the end thereof:

Exhibit 7.01	Joint Filing Agreement dated by and among the Reporting Persons dated April 6, 2015

Exhibit 7.05	Merger Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.06	Support Agreement dated April 3, 2015

Exhibit 7.07	Zhongrong Legend Adherence Agreement dated April 3, 2015

Exhibit 7.08	Ningxia Silkroad Adherence Agreement dated April 3, 2015

Exhibit 7.09	Zhengjun Investment Adherence Agreement dated April 3, 2015

Exhibit 7.10	Zhongrong Legend Equity Commitment Letter dated April 3, 2015

Exhibit 7.11	Ningxia Silkroad Equity Commitment Letter dated April 3, 2015

Exhibit 7.12	Zhengjun Investment Equity Commitment Letter dated April 3, 2015

Exhibit 7.13	Zhongrong Legend Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.14	Ningxia Silkroad Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.4 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.15	Zhengjun Investment Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.5 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015

Yili Shengda Investment Holdings (Hong Kong) Company Limited

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Ningxia Yilida Capital Investment Limited Partnership

By: Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Shanghai Yingfeng Investment Management Company Limited

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

Yingfeng Zhang

/s/ Yingfeng Zhang

Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

By: Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director